FILED BY WPP GROUP PLC
                                               PURSUANT TO RULE 425 UNDER THE
                                                       SECURITIES ACT OF 1933
                                      SUBJECT COMPANY: GREY GLOBAL GROUP INC.
                                              COMMISSION FILE NO.: 333-119949

At the request of WPP, the Trustee under the Indenture relating to Grey's 5% Contingent Convertible Subordinated Debentures due 2003 communicated the following statement from WPP during a November 22, 2005 conference call among certain of the Debenture holders in which the Trustee participated:

"WPP is aware of the recent written and verbal communication from the Grey bond holders. WPP believes that the methodology for determining the post-merger conversion consideration for the Grey Debentures that is reflected in the Merger Agreement between WPP and Grey is consistent with the terms of the Indenture. At the same time, WPP understands that, in light of the increase in the WPP share price since the announcement of the Merger, this methodology is likely to result in the Debentures being convertible after the merger solely for cash -- an outcome that has expressed to be unsatisfactory by certain of the Debenture holders. Recognizing this, WPP is carrying out a full review with its lawyers, investment bankers and other parties of all Debenture-related matters that will be affected by the change of ownership of Grey. Based on this review, WPP expects to communicate with bond holders with respect to the terms and conditions and entitlements that will apply with respect to the Grey debentures after the completion of the merger.

Although the exact timing of when WPP will complete its review and formally communicate with bond holders has yet to be determined, WPP expects to communicate with bond holders sufficiently prior to closing to allow time for the bond holders to consider their position before closing. In that connection, WPP notes that, due to the fact that regulatory and shareholder clearances have not yet been obtained, the completion of the transaction of Grey will not occur until at least early 2005."

                            INVESTOR INFORMATION

This communication is being made in respect of the proposed merger involving WPP Group plc and Grey Global Group Inc. This communication does not constitute an offer of any securities for sale. In connection with the proposed merger, WPP and Grey have filed with the SEC a registration statement on Form F-4 containing a preliminary proxy statement/prospectus for the stockholders of Grey, SEC File No. 333-119949, and each will be filing other documents regarding the proposed merger with the SEC.

INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, +1 212 632 2200. Documents filed with the SEC by Grey are available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, +1 212 546 2000.

INVESTORS SHOULD READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of the operations and financial results, the markets for products, the future development of business, and the contingencies and uncertainties of WPP Group plc and Grey Global Group Inc. to which WPP and Grey may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

The forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP and Grey, that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements.

These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by WPP and Grey as well as those associated with the realization of expected earnings accretion, margin improvements and cost savings, synergies, efficiencies and other benefits anticipated from the merger, including the risk of loss of key employees and client business in connection with the transaction and the risk that the completion of the merger may be delayed for regulatory or other reasons.

Neither WPP nor Grey undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.